BARRY FEINER, ESQ.
                                 ATTORNEY AT LAW
                                170 FALCON COURT
                            MANHASSET, NEW YORK 11030

                                 --------------
                                 (516) 801-0979
                         FACSIMILE NUMBER (516) 484-6867

April 28, 2005

Mathew J. Maulbeck
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  CNE Group, Inc. (the "Company");
          Form 8-K filed April 11, 2005; File No. 1-09224

Dear Mr. Maulbeck:

This will confirm our telephone conversation yesterday relating to your letter to Anthony S. Conigliaro, Chief financial Officer of the Company, in which you referred to the above captioned Form 8-K. I informed you that I am counsel to the Company and confirmed that the disclosure by the Company in Item 4.01 (a)
(i), that it had dismissed Rosen Seymour Shapps Martin & Company LLP ("RSSM") as its independent certified public accountants, was accurate. I noted that in RSSM's letter dated April 7, 2005 attached as Exhibit 16.1 to the Form 8-K and addressed to the Commission, RSSM acknowledged its agreement with the statements contained in the first three paragraphs of Item 4 (a) of the Form 8-K, which included the Company's statement that it had dismissed RSSM. I also noted that RSSM stated in its letter that it had informed the Company it could not complete the audit of its financial statements for the year ended December 31, 2004 "for filing with the Commission by April 15, 2005." For this reason, the Company was forced to terminate RSSM's retainer and seek other accountants who could complete the audit of the financial statements in a timely manner. Based on this information you indicated to me that it would not be necessary for the Company to amend its Form 8-K.

The Company has authorized me to state to you that it acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mathew J. Maulbeck
April 28, 2005
Page 2

Please feel free to communicate with me if you require any additional information. I thank you for the most courteous and expeditious manner in which you have dealt with this matter.



Very truly yours,

/s/ Barry Feiner

Barry Feiner



Cc:  CNE Group, Inc.